U.S. SECURITIES U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
======
___ Check this box if no longer subject to Section 16. Form 4 for Form 5 obliga-tions may continue. See Instruction 1(b).


1. Name and Address of Reporting Person
     CLAYTON        CHARLES        W.
     320 STEPHEN KING DRIVE
     ANDERSON  SC   29621

2. Issuer Name and Ticker or Trading Symbol
     HAMPSHIRE GROUP, LIMITED (HAMP)

3. IRS or Social Security number of Reporting Person (Voluntary)
     ###-##-####

4. Statement for Mo./Yr.
     December 1998

5. If Amendment, Date of original (Mo./Yr.)
     -

6. Relationship of Reporting Person to Issuer
     Officer
     CHIEF FINANCIAL OFFICER / SECRETARY AND TREASURER

Table 1-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------
1. Title of Security
   a. Common Stock, par value $0.10 per share
   b. Common Stock, par value $0.10 per share
2. Transaction Date (Mo./Day/Yr.)
   a.  12/31/98
   b.    -
3. Transaction Code          Code           V
                             ----          ---
   a.                          M            -
   b.                          -            -
4. Securities Acquired (A) or Disposed of (D)
     Amount    (A) or (D)     Price
     ------     --------    --------
   a. 3,636        A          $6.190
   b.   -          -            -
5. Amount of Securities Beneficially Owned at End of Month
   a.     27,786
   b.      4,300
6. Ownership Form: Direct (D) or Indirect (I)
   a.     D
   b.     I
7. Nature of Indirect Beneficial Ownership
   a.     -
   b.     Held by Spouse

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
-------------------------------------------------------------------------------
1. Title of Derivative Security
     a. Common Stock Purchase Plan for Directors and Executives (1)
     b. Company Sponsored 401(k) Plan  (2)
     c. Incentive Stock Options (Right to Purchase) (3)
2. Conversion or Exercise Price of Derivative Security
     a.  -
     b.  -
     c.  $6.190
3. Transaction Date (Mo./Day/Yr.)
     a.  09/30/98  (correction)
         09/30/98  (correction)
         12/31/98
     c.  12/31/98
4. Transaction Code
     Code      V
     ----     ---
   a. T        -
      T        -
      T        -
   c. M        -
5. Number of Derivative Securities Acquired (A) or disposed of (D)
       (A)          (D)
      -----        -----
   a.   (663)        -
       1,038         -
         346         -
   c.   -          (3,636)
6. Date Exercisable and Expiration Date (Mo./Day/Yr.)
         Date Exercisable          Expiration Date
         ----------------          ---------------
   a.            -                         -
   b.            -                         -
   c.            -                         -
7. Title and Amount of Underlying Securities
              Title                Amount or Number of Shares
              -----                --------------------------
   a.     Common Stock                     (663)
          Common Stock                    1,038
          Common Stock                      346
   c.     Common Stock                   (3,636)
8. Price of Derivative Security
   a.     ($17.523)
            11.194
            11.194
   c.        6.190
9. Number of Derivative Securities Beneficially Owned at End of Month
   a.      35,326
   b.      15,231
   c.      41,410
10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)
   a.     D
   b.     D
   c.     D
11.Nature of Indirect Beneficial Ownership
   a.     (1)
   b.     (2)
   c.     (3)
--------------------------------------------------------------------------------
Explanation of Responses:
     (1) Right to receive common stock in lieu of executive salary and/or bonus; shares held in trust.
     (2) Shares held by Trustee of Hampshire Group, Limited 401(k)Plan.
     (3) Incentive stock options granted under the Hampshire Group, Limited
         1992 Stock Option Plan at an exercise price of $5.8125-$18.125, exercisable for five years from date of vesting.



/s/  Charles W. Clayton                            January 8, 1999
-----------------------------                     -------------------
Signature of Reporting Person                     Date

OMB Number 3235-0287

            U.S. SECURITIES U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
======
___ Check this box if no longer subject to Section 16. Form 4 for Form 5 obliga-tions may continue. See Instruction 1(b).


1. Name and Address of Reporting Person
     KUTTNER        LUDWIG
     ESTOUTEVILLE FARM
     KEENE     VA   22946

2. Issuer Name and Ticker or Trading Symbol
     HAMPSHIRE GROUP, LIMITED (HAMP)

3. IRS or Social Security number of Reporting Person (Voluntary)
     ###-##-####

4. Statement for Mo./Yr.
     December 1998

5. If Amendment, Date of original (Mo./Yr.)
     -

6. Relationship of Reporting Person to Issuer
     Director / Officer / 10% OWNER
     CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Table 1-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------
1. Title of Security
   a. Common Stock, par value $0.10 per share
   b. Common Stock, par value $0.10 per share
2. Transaction Date (Mo./Day/Yr.)
   a.     -
   b.     -

3. Transaction Code        Code           V
                           ----          ---
   a.                        -
   b.                        -
4. Securities Acquired (A) or Disposed of (D)
     Amount    (A) or (D)    Price
     ------     --------     -----
   a.   -          -            -
   b.   -          -            -


5. Amount of Securities Beneficially Owned at End of Month
   a.  584,937
   b.   18,182
6. Ownership Form: Direct (D) or Indirect (I)
   a.  D
   b.  I
7. Nature of Indirect Beneficial Ownership
   a.   -
   b.  Shares owned by controlled corporation

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
-------------------------------------------------------------------------------
1. Title of Derivative Security
   a. Common Stock Purchase Plan for Directors and Executives
   b. Company Sponsored 401(k) Plan
   c. Incentive Stock Options (Right to Purchase)
2. Conversion or Exercise Price of Derivative Security
   a.  -
   b.  -
   c.  -
3. Transaction Date (Mo./Day/Yr.)
   a. 09/30/98   (correction)
      09/30/98   (correction)
      12/31/98
4. Transaction Code
     Code      V
     ----     ---
   a. T         -
      T         -
      T         -
5. Number of Derivative Securities Acquired (A) or disposed of (D)
       (A)          (D)
   a.  (1,712)       -
        2,679        -
          893        -
6. Date Exercisable and Expiration Date (Mo./Day/Yr.)
         Date Exercisable          Expiration Date
         ----------------          ---------------
   a.            -                         -
   b.            -                         -
   c.            -                         -
7. Title and Amount of Underlying Securities
              Title                Amount or Number of Shares
              -----                --------------------------
   a.     Common Stock                  (1,712)
          Common Stock                   2,679
          Common Stock                     893
   b.     Common Stock                   -
   c.     Common Stock                   -
8. Price of Derivative Security
   a.     ($17.523)
            11.194
            11.194
9. Number of Derivative Securities Beneficially Owned at End of Month
   a.     105,279
   b.      15,133
   c.     166,136
10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)
   a.     D    (1)
   b.     D    (2)
   c.     D    (3)
11.Nature of Indirect Beneficial Ownership
   a.
   b.
   c.
--------------------------------------------------------------------------------
Explanation of Responses:
     (1) Right to receive common stock in lieu of executive salary and/or bonus; shares held in trust.
     (2) Shares held by Trustee of Hampshire Group, Limited 401(k)Plan.
     (3) Stock options granted under the Hampshire Group, Limited 1992 Stock Option Plan at an exercise price of $5.8125-$14.5000, exercisable for five years from date of vesting.
     (4) Represents shares distributed from 401(k) Plan due to contribution limitation.

/s/  Ludwig Kuttner                                 January 8, 1999
-----------------------------                     -------------------
Signature of Reporting Person                     Date

            U.S. SECURITIES U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
======
___ Check this box if no longer subject to Section 16. Form 4 for Form 5 obliga-tions may continue. See Instruction 1(b).


1. Name and Address of Reporting Person
     SPERRY    HARVEY    L.
     JEFFERSON GLEN FARM, BOX 72
     MALDEN BRIDGE  NY   12115

2. Issuer Name and Ticker or Trading Symbol
     HAMPSHIRE GROUP, LIMITED (HAMP)

3. IRS or Social Security number of Reporting Person (Voluntary)
     ###-##-####

4. Statement for Mo./Yr.
     December 1998

5. If Amendment, Date of original (Mo./Yr.)
     -

6. Relationship of Reporting Person to Issuer
     Director

Table 1-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------
1. Title of Security
   Common Stock, par value $0.10 per share
2. Transaction Date (Mo./Day/Yr.)
      -
3. Transaction Code          Code           V
                             ----          ---
                               -            -
4. Securities Acquired (A) or Disposed of (D)
     Amount    (A) or (D)     Price
     ------     --------    --------
        -           -            -
5. Amount of Securities Beneficially Owned at End of Month
   13,545
6. Ownership Form: Direct (D) or Indirect (I)
   D
7. Nature of Indirect Beneficial Ownership
   -

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
-------------------------------------------------------------------------------
1. Title of Derivative Security
   Common Stock Purchase Plan for Directors and Executives (1)
2. Conversion or Exercise Price of Derivative Security
   -
3. Transaction Date (Mo./Day/Yr.)
   09/30/98  (correction)
   09/30/98  (correction)
   12/31/98
4. Transaction Code
     Code      V
     ----     ---
      T        -
      T        -
      T        -
5. Number of Derivative Securities Acquired (A) or disposed of (D)
       (A)          (D)
   a.  (1,013)       -
        1,587        -
          529        -
6. Date Exercisable and Expiration Date (Mo./Day/Yr.)
         Date Exercisable          Expiration Date
         ----------------          ---------------
               -                         -
7. Title and Amount of Underlying Securities
              Title                Amount or Number of Shares
              -----                --------------------------
   a.     Common Stock                  (1,013)
          Common Stock                   1,587
          Common Stock                     529
8. Price of Derivative Security
   a.     ($18.509)
            11.816
            11.816
9. Number of Derivative Securities Beneficially Owned at End of Month
   a.       17,732
10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)
   D
11.Nature of Indirect Beneficial Ownership



--------------------------------------------------------------------------------
Explanation of Responses:

(1) Right to receive the issuer's Common Stock, $0.10 par value ("Common Stock") in lieu of directors fees pursuant to the Issuer's Common Stock Purchase Plan for Directors and Executives with Common stock distri-buted either upon termination of the Director's services as a member of the Board of Directors of the Issuer, or on any specific anniversary of the last day of the applicable fiscal year at the election of the Director. Directors do not have voting or dispositive power over these shares until distribution of such shares.



/s/  Harvey L. Sperry                              January 8, 1999
-----------------------------                     -------------------
Signature of Reporting Person                     Date

OMB Number 3235-0287

            U.S. SECURITIES U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
======
___ Check this box if no longer subject to Section 16. Form 4 for Form 5 obliga-tions may continue. See Instruction 1(b).


1. Name and Address of Reporting Person
     GOLDBERG    JOEL H.
     47 Overlook Road
     Millington, NJ  07946

2. Issuer Name and Ticker or Trading Symbol
     HAMPSHIRE GROUP, LIMITED (HAMP)

3. IRS or Social Security Number of Reporting Person (Voluntary)
     ###-##-####

4.  Statement for Mo./Yr.
     December 1998

5.  If Amendment, Date of Original (Mo./Yr.)
     N/A

6. Relationship of Reporting Person to Issuer
     Director


Table 1-Non-Derivative Securities Beneficially Owned
--------------------------------------------------------------------------------
1. Title of Security


2. Transaction Date (Mo./Day/Yr.)



3. Transaction Code      Code      V
                        ------   -----



4.  Securities Acquired (A) or Disposed of (D)
    Amount   (A) or (D)     Price
    ------   ----------    -------



5. Amount of Securities Beneficially Owned at End of Month



6. Ownership Form Direct (D) or Indirect (I)



7. Nature of Indirect Beneficial Ownership

Table II Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
-------------------------------------------------------------------------------
1. Title of Derivative Security
   a. Common Stock Purchase Plan for Directors and Executive (1)

2. Conversion of Exercise price of Derivative Security
   a.  -

3. Transaction Date (Mo./Day/Yr.)
   a. 09/30/98  (correction)
      09/30/98  (correction)
      12/31/98
4. Transaction Code
      Code       V
    -------   ------
   a.  T         -
       T         -
       T         -
5. Number of Derivative Securities Acquired (A) or disposed of (D)
        (A)          (D)
       ------      ------
   a.  (398)          -
        634           -
        317           -
6. Date Exercisable and Expiration Date (Mo./Day/Yr.)
   Date Exercisable          Expiration Date
   ----------------          ---------------
  a.      -                         -

7.Title and Amount of Securities Underlying Securities
        Title                Amount or Number of Shares
        -----                --------------------------
  a.  Common Stock                 (398)
      Common Stock                  634
      Common Stock                  317
8. Price of Derivative Security
   a.  ($18.509)
         11.816
         11.816
9. Number of Derivative Securities Beneficially Owned at End of Month
   a.    951

10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)
   a.     D

11.Nature of Indirect Beneficial Ownership a.

--------------------------------------------------------------------------------
Explanation of Responses:

(1) Right to receive the issuer's common stock, $0.10 par value ("Common Stock") in lieu of Directors' fees pursuant to the Issuer's Common Stock Purchase Plan for Directors and Executives with Common Stock distributed either upon termination of the Director's services as a member of the Board of Directors of the Issuer, or on any specific anniversary of the last day of the applicable fiscal year at the election of the Director. Directors do not have voting or dispositive power over these shares until distribution of such shares.




/s/  Joel Goldberg                                  January 8, 1999
-----------------------------                     -------------------
Signature of Reporting Person                            Date

OMB Number 3235-0287

            U.S. SECURITIES U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
======
___ Check this box if no longer subject to Section 16. Form 4 for Form 5 obliga-tions may continue. See Instruction 1(b).


1. Name and Address of Reporting Person
     WOODWORTH      PETER          W.
     702 MAIN ST.
     WINONA    MN   55987

2. Issuer Name and Ticker or Trading Symbol
     HAMPSHIRE GROUP, LIMITED (HAMP)

3. IRS or Social Security number of Reporting Person (Voluntary)
     ###-##-####

4. Statement for Mo./Yr.
     December 1998

5. If Amendment, Date of original (Mo./Yr.)
     -

6. Relationship of Reporting Person to Issuer
     Officer / Director
     PRESIDENT (WINONA KNITTING MILLS DIVISION [SUBSIDIARY OF HAMPSHIRE DESIGNERS INC])

Table 1-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------
1. Title of Security
   Common Stock, par value $0.10 per share

2. Transaction Date (Mo./Day/Yr.)
   03/12/98

3. Transaction Code          Code           V
                             ----          ---
                               P            -

4. Securities Acquired (A) or Disposed of (D)
     Amount    (A) or (D)     Price
     ------     --------    --------
      14,223       A            *

5. Amount of Securities Beneficially Owned at End of Month
   295,327

6. Ownership Form: Direct (D) or Indirect (I)
   D

7. Nature of Indirect Beneficial Ownership
   -

* Additional shares issued as contingent Purchase Price on merger.

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
-------------------------------------------------------------------------------
1. Title of Derivative Security
     a. Common Stock Purchase Plan for Directors and Executives
     b. Incentive Stock Options (Right to Purchase)
2. Conversion or Exercise Price of Derivative Security
     a.  -
     b.  -
3. Transaction Date (Mo./Day/Yr.)
     a.  12/31/98
     b.  -
4. Transaction Code
     Code      V
     ----     ---
   a. T         -
   b. -         -
5. Number of Derivative Securities Acquired (A) or disposed of (D)
       (A)          (D)
       ----        -----
   a.   372          -
   b.    -           -
6. Date Exercisable and Expiration Date (Mo./Day/Yr.)
         Date Exercisable          Expiration Date
         ----------------          ---------------
   a.            -                         -
   b.            -                         -
7. Title and Amount of Underlying Securities
              Title                Amount or Number of Shares
              -----                --------------------------
   a.     Common Stock                   372
   b.     Common Stock                    -
8. Price of Derivative Security
   a.     $11.194
   b.     -
9. Number of Derivative Securities Beneficially Owned at End of Month
   a.      7,000
   b.      3,000
10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)
   a.     D
   b.     D
11.Nature of Indirect Beneficial Ownership
   a.     (1)
   b.     (2)
--------------------------------------------------------------------------------
Explanation of Responses:

     (1) Right to receive common stock in lieu of executive salary and/or bonus; shares held in trust.
     (2) Incentive stock options granted under the Hampshire Group, Limited
         1992 Stock Option Plan at an exercise price of $5.8125-$11.0000, exercisable for five years from date of vesting.



/s/  Peter W. Woodworth                              January 8, 1998
-----------------------------                     -------------------
Signature of Reporting Person                           Date